SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MEDICAL PROPERTIES TRUST, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

58463J304

(CUSIP Number)

Lori Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

630 218-8000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58463J304

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:

7)	Sole Voting Power:	0

8)	Shared Voting Power:	2,551,000(1)

9)	Sole Dispositive Power:	0

10)	Shared Dispositive Power:	2,551,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,551,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 5.1%(2)

14)	Type of Reporting Person: CO

(1)                                  The number of shares reported as beneficially owned is as of August 17, 2007.

(2)                                  The percentage is calculated based on a total of 49,578,062 of the Issuer’s shares of common stock, par value $0.001 per share, outstanding as of August 9, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 58463J304

Item 1.            Security and Issuer

Common Stock, $0.001 par value per share (the “Shares”).

Medical Properties Trust, Inc. (the “Company”)

1000 Urban Center Drive, Suite 501

Birmingham, Alabama  35242

Item 2.            Identity and Background.

(a)                                  Inland American Real Estate Trust, Inc. (“Inland American”)

(b)                                 State of Incorporation:  Maryland

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Inland American seeks to acquire and manage a diversified (by geographical location and by property type) portfolio of real estate primarily improved for use as shopping or retail centers, malls, multi-family residential buildings, office and industrial buildings located in the United States and Canada.  Inland American also may seek to acquire publicly traded or privately owned entities that own such commercial real estate assets.  These entities may include REITs and other “real estate operating companies,” such as real estate management companies and real estate development companies.

(d)                                 Inland American was formed on October 4, 2004 and has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  Inland American was formed on October 4, 2004 and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, which information is incorporated by reference into this Item 2.

Item 3.            Source and Amount of Funds or Other Consideration.

Pursuant to an Investment Advisory Agreement made and entered into as of November 15, 2005, as amended on August 3, 2007 (the “Advisory Agreement”) by and between Inland American and Inland

CUSIP No. 58463J304

Investment Advisors, Inc. (the “Adviser”), Adviser has purchased on behalf of Inland American a total of 2,551,000 Shares for an aggregate price of approximately $32,887,407.74 in approximately 155 open-market transactions from March 24, 2006 through August 17, 2007.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.  Inland American may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.  To the knowledge of Inland American, this Item 3 is inapplicable to the executive officers and directors listed on Appendix A because none of those executive officers and directors has purchased or intends to purchase any Shares of the Company.

Item 4.            Purpose of Transaction.

Inland American acquired the Company’s Shares for the purpose of making an investment in the Company.  Inland American has also considered, on a preliminary basis, various courses of action with respect to the Company, including:  (i) causing Inland American or a subsidiary or affiliate of Inland American to acquire additional Shares in a cash tender offer or exchange offer; (ii) proposing a merger or sale or similar transaction between Inland American or an affiliate of Inland American and the Company; and (iii) seeking representation on the Company’s board of directors.  Inland American has not reached any conclusion as to any of the foregoing alternatives.  Pending a conclusion or a determination to dispose of all or a portion of the Shares which it owns, Inland American will hold all of these Shares as an investment.

Until Inland American makes a decision concerning the alternatives described above, and depending on market conditions and other factors, Inland American may continue to purchase Shares of the Company in brokerage transactions on the New York Stock Exchange, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Inland American intends to continuously review its investment in the Company and may in the future change its present course of action and decide to pursue one of the alternatives discussed in the first paragraph of this Item 4.  Inland American may seek control of the Company or may merely seek to increase its investment in the Company without obtaining control.  Inland American may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, Inland American will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to Inland American, developments in Inland American’s business, general economic conditions, and money and stock market conditions.

Other than as described above, Inland American has no present plans or proposals which relate to or would result in:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be de-listed from a national securities

CUSIP No. 58463J304

exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.  Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are not applicable.

Item 5.            Interest in Securities of the Issuer.

(a)                                  See response corresponding to row 11 of the cover page listing Inland American as the Reporting Person for the aggregate number of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing Inland American as the Reporting Person for the percentage of Shares beneficially owned by Inland American, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the account of Inland American by means of a committee composed of three of its directors.  Because no one officer or director of the Adviser has the ability to direct the disposition of the Shares, none of the officers and directors of the Adviser beneficially owns such shares.  None of the executive officers or directors listed on Appendix A beneficially owns any Shares of the Company.

(b)                                 See responses corresponding to rows seven through ten of the cover page listing Inland American as the Reporting Person for the number of Shares as to which Inland American has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.  None of the executive officers or directors listed on Appendix A beneficially owns any Shares of the Company.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Type of Transaction	Date	No. of Shares	Price per Share	Total Purchase Price
Buy	June 14, 2007	10,000	$13.54	$135,704.50
Buy	June 18, 2007	10,000	$13.59	$136,207.50
Buy	June 19, 2007	10,000	$13.49	$135,202.50
Buy	June 21, 2007	10,000	$13.40	$134,331.90
Buy	June 25, 2007	10,000	$13.37	$133,995.50
Buy	June 26, 2007	10,000	$13.18	$132,140.50
Buy	June 27, 2007	10,000	$13.14	$131,695.50
Buy	July 10, 2007	5,000	$13.30	$66,655.50
Buy	July 11, 2007	5,000	$13.31	$66,699.00
Buy	July 12, 2007	5,000	$13.30	$66,654.50
Buy	July 13, 2007	5,000	$13.14	$65,854.50
Buy	July 16, 2007	10,000	$13.04	$130,685.50

CUSIP No. 58463J304

Type of Transaction	Date	No. of Shares	Price per Share	Total Purchase Price
Buy	July 17, 2007	10,000	$12.96	$129,922.50
Buy	July 18, 2007	10,000	$12.57	$126,004.50
Buy	July 19, 2007	10,000	$12.82	$128,460.50
Buy	July 20, 2007	10,000	$12.60	$126,330.50
Buy	July 23, 2007	10,000	$12.39	$124,183.50
Buy	July 24, 2007	10,000	$11.90	$119,261.50
Buy	July 25, 2007	10,000	$11.62	$116,493.50
Buy	July 26, 2007	20,000	$11.43	$229,276.50
Buy	July 27, 2007	10,000	$11.22	$112,458.50
Buy	July 27, 2007	10,000	$11.26	$112,922.50
Buy	July 30, 2007	10,000	$11.30	$113,258.50
Buy	July 31, 2007	10,000	$11.43	$114,583.50
Buy	August 1, 2007	55,000	$11.07	$610,504.50
Buy	August 2, 2007	50,000	$11.68	$585,734.50
Buy	August 3, 2007	50,000	$11.43	$573,149.50
Buy	August 6, 2007	20,000	$10.97	$219,918.50
Buy	August 7, 2007	20,000	$11.45	$229,572.50
Buy	August 8, 2007	13,800	$11.96	$165,518.94
Buy	August 9, 2007	10,000	$12.50	$125,288.50
Buy	August 10, 2007	40,000	$12.06	$483,644.50
Buy	August 13, 2007	10,000	$12.21	$122,425.50
Buy	August 14, 2007	20,000	$11.99	$240,320.50
Buy	August 15, 2007	20,000	$11.93	$239,224.50

To the knowledge of Inland American, none of the executive officers and directors of Inland American has effected any transactions in Shares of the Company in the last 60 days or otherwise.

(d)                                 None.

(e)                                  Not Applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The Adviser purchased the Shares for the account of Inland American pursuant to the terms of the Advisory Agreement.  The Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the account Inland American maintains with Adviser, subject to certain investment guidelines that Inland American may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreement also provides that the Adviser has the power as Inland American’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the account of Inland American.  Either party may terminate the Advisory Agreement upon thirty days’ written notice.  The Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1.

CUSIP No. 58463J304

Item 7.                                   Material to be Filed as Exhibits.

The Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1.

CUSIP No. 58463J304

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2007	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
Roberta S. Matlin
Vice President

CUSIP No. 58463J304

Appendix A

Executive Officers and Directors of Inland American

For purposes of Item 2(c) as it pertains to the executive officers and directors of Inland American whose principal employer is Inland Real Estate Investment Corporation, the principal business of the corporation is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and chief executive officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; chief executive officer of F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen

Brenda G. Gujral, President and Director	President, Inland Real Estate Investment Corporation.	Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

David Mahon, Director

Managing director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

Antares Capital Corporation 311 S. Wacker Drive Suite 4400 Chicago, IL 60606 United States Citizen

Thomas F. Meagher, Director

Principal stockholder and chairman of Professional Golf Cars of Florida. Mr. Meagher currently serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority, the TWA Plan Oversight Committee and Festival Airlines.

Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Paula Saban, Director

Designs and implements various financial solutions for clients with Bank of America’s Private Bank and Banc of America Investment Services, Inc.; manages a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen

CUSIP No. 58463J304

William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; member of both the Canadian Institute of Planners and the Ontario Professional Planners Institute; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie and was a provincial government appointment and has served three consecutive three-year terms with six years as the chairman of the board; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

Business of Principal Employer

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen

Roberta S. Matlin, Vice president — administration	Senior Vice President, Inland Real Estate Investment Corporation.	Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Lori Foust, Treasurer and principal accounting officer

Treasurer and principal accounting officer of Inland American; Vice President of Inland Western Retail Real Estate Advisory Services, Inc.; principal accounting officer for Inland Western Retail Real Estate Trust.

Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; assistant vice president of The Inland Real Estate Group, Inc.; assistant counsel with The Inland Real Estate Group law department; secretary of Inland Retail Real Estate Trust, Inc. and Inland Retail Real Estate Advisory Services, Inc; secretary of Inland Real Estate Exchange Corporation; secretary of Inland Western Retail Real Estate Trust, Inc.

Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen